CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TEAM, INC.
Team, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:
1.This Certificate of Amendment (this “Certificate of Amendment”) amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on November 29, 2011 (as amended from time to time, the “Certificate of Incorporation”).
2.The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.
3.Article VII, Section 5 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:
5. Removal. Except as otherwise required by law, a director of the Corporation may be removed only for cause, as determined by the affirmative vote of the holders of at least a majority of the shares then entitled to vote in an election of directors, voting as a single class, and which vote may only be taken at a meeting of stockholders (and not by written consent), the notice of which meeting expressly states such purpose.
4.All other provisions of the Certificate of Incorporation shall remain in full force and effect.
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by James C. Webster, its Executive Vice President, Chief Legal Officer and Secretary, this 18th day of June, 2025.

By:	/s/ James C. Webster
Name:	James C. Webster
Title:	Executive Vice President, Chief Legal Officer and Secretary